Exhibit 99.1

BAYTEX AND RAGING RIVER TO MERGE AND CREATE A TOP-TIER NORTH AMERICAN OIL PRODUCER WITH EXCEPTIONAL ASSETS AND A STRONG BALANCE SHEET

CALGARY, ALBERTA (June 18, 2018) – Baytex Energy Corp. (“Baytex”)(TSX, NYSE: BTE) and Raging River Exploration Inc. (“Raging River”)(TSX: RRX) are pleased to announce that their respective boards of directors have unanimously agreed to a strategic combination of the two companies (the “Transaction”). The combined organization will be a well-capitalized, oil-weighted company with an attractive growth and free cash flow profile provided by its world class assets across North America. The combined organization will have an enterprise value of approximately $5 billion and operate under the Baytex name.

Combined Company Highlights (2019 Annual Estimates)

•	Average annual production of 100,000 to 105,000 boe/d (85% oil and NGLs) with an exploration and development capital program of $750 to $850 million, representing 5% to 10% production growth

•	Debt adjusted production per share growth of approximately 13%

•	Adjusted funds flow of approximately $1.0 billion

•	Sustaining capital of $575 million equating to a free cash flow yield of 15%

•	Net debt to adjusted funds flow of 1.9x

•	Strong operating netback of approximately $30/boe across portfolio

•	Combined management team and board with a track record of value creation

•	Greater than 260,000 acres in the East Duvernay Shale oil play with recent exploration success validating the prospectivity of the lands
Notes:

(1)	Pricing assumptions: WTI - US$65/bbl; LLS - US$69/bbl; WCS differential - US$20/bbl; NYMEX Gas - US$2.75/mcf; and Exchange Rate (CAD/USD) - 1.275.

(2)	Net debt to adjusted funds flow ratio based on forecast net debt at year-end 2019 and forecast 2019 adjusted funds flow.

(3)	Certain terms referenced above are non-GAAP measures. See advisory regarding Non-GAAP Financial and Capital Management Measures at the end of the press release.

Baytex and Raging River have entered into an agreement (the “Arrangement Agreement”) to effect the Transaction by way of a plan of arrangement of Raging River under the Business Corporations Act (Alberta). The Transaction will result in holders of common shares of Raging River (“Raging River Shares”) receiving, directly or indirectly, 1.36 common shares of Baytex (“Baytex Shares”) for each Raging River Share owned. The exchange ratio was determined based on the market trading levels of the Baytex Shares and Raging River Shares at the time the companies entered into exclusive negotiations. The board of directors of Baytex (the “Baytex Board”) and the board of directors of Raging River (the “Raging River Board”) have unanimously approved the Transaction and have received fairness opinions from their respective financial advisors. The Transaction is subject to approval by the shareholders of both companies, the Court of Queen’s Bench of Alberta and certain regulatory and other authorities, and is subject to the satisfaction or waiver of other customary closing conditions. The Transaction is anticipated to close in August 2018.

Mr. Neil Roszell, Executive Chairman and Chief Executive Officer of Raging River, will serve as Chairman and Mr. Edward LaFehr, President and Chief Executive Officer of Baytex, will serve as President and Chief Executive Officer of the combined company. The balance of the senior management of the combined company will incorporate senior individuals from both Baytex and Raging River. The board of directors of the combined company will consist of members of both the Baytex Board and the Raging River Board with Mr. Raymond Chan serving as Lead Independent Director.

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - June 18, 2018

“We are uniting two strong oil companies with exceptional people and assets. This combination creates a diversified, well-capitalized oil producer that has an impressive suite of high quality producing assets and the ability to materially advance our East Duvernay Shale light oil opportunity, while continuing to develop our Eagle Ford, Viking, Peace River and Lloydminster core assets. The combination provides a substantial value proposition for all shareholders of Raging River and Baytex incremental to what each company could deliver on its own. The combination with Baytex is an excellent outcome to the comprehensive strategic process undertaken by the Raging River Board,” said Mr. Roszell.

“We believe the combined company will deliver a powerful combination of industry-leading returns, attractive production growth and strong free cash flow generation. The merger creates a company with world class assets and a strong balance sheet while retaining substantial torque to higher crude oil prices. We will be well-positioned to optimize our capital investment program across our high rate of return asset base. The combined company has a dominant 260,000 net acre position in the emerging East Duvernay Shale oil play which has the potential to compete for capital with the best plays in North America,” said Mr. LaFehr.

Strategic Rationale

The combination of two high quality companies will create a leading oil-weighted producer with a well-capitalized balance sheet and strong free cash flow generation. The combined company will have a deep inventory of high quality drilling prospects that generate top tier returns on invested capital and have the capability to deliver meaningful organic production growth.

A World Class Asset Base. The combined company is expected to have production of approximately 94,000 boe/d from a diverse portfolio of high quality oil assets that includes the Viking, Peace River, Lloydminster and East Duvernay Shale in Canada and the Eagle Ford in Texas.

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Production will be comprised of approximately 83% liquids (45% light oil and condensate, 28% heavy oil and 10% NGLs) and 17% natural gas. By geography, production will be weighted approximately 62% from Canada and 38% from the United States.

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Proved and proved plus probable reserves total 338 mmboe and 539 mmboe, respectively (as at December 31, 2017). The reserves life index is approximately 10 years on a proved basis and 16 years on a proved plus probable basis.

Attractive Growth & Free Cash Flow. The combined asset base has the potential to deliver annual production growth of 5% to 10%. Assuming a WTI oil price of US$65/bbl, the combined company is forecasting 2019 average annual production of 100,000 to 105,000 boe/d and approximately $1 billion of adjusted funds flow. Free cash flow (net of $575 million sustaining capital) is expected to be $425 million. Given the significant free cash flow, the combined company will be well-positioned to pursue organic growth (including the acceleration of the East Duvernay Shale oil play), reduce debt, pursue strategic acquisitions in core areas, and/or reinstate a dividend. Each US$5/bbl increase in WTI above US$65/bbl provides an additional $140 million of adjusted funds flow on an unhedged basis.

Strong Balance Sheet. The combined company has strong financial liquidity and its first long-term note maturity is not until 2021. At year-end 2019, the combined company’s net debt to Bank EBITDA ratio and net debt to adjusted funds flow ratio are forecast to be 1.7x and 1.9x, respectively. As a result, the combined company is expected to have the ability to internally fund the growth of its projects.

High Return Oil-Weighted Assets. The assets of the combined company are characterized by high margins and strong capital efficiencies, resulting in industry-leading returns. Assuming a constant WTI oil price of US$65/bbl and average capital efficiencies of approximately $17,000 per boe/d, the combined portfolio of assets is expected to generate internal rates of return (before-tax) per well of 50% to 110% and payouts ranging from 6 to 18 months. Baytex will have a well-defined, low-risk drilling inventory that represents over 10 years of development opportunities in each core play.

Superior Capability to Optimize Capital Allocation. The combined company will have four core high quality assets with exposure to Canadian light oil, Canadian heavy oil and US light oil, and will manage the combined portfolio to choose the best projects and optimize capital allocation. The diverse oil-weighted asset portfolio and associated capital allocation optimization is expected to provide more profitable growth than either company could achieve on a stand-alone basis.

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - June 18, 2018

Strong Oil Price Diversification. The combined company will have a diversified marketing portfolio, with 30% of liquids production commanding WTI-based pricing and 26% of liquids production (light oil and condensate in the Eagle Ford) commanding premium Louisiana Light Sweet (“LLS”) based pricing. Approximately 34% of total liquids production will be based on the WCS heavy oil benchmark with the balance being NGLs that are priced relative to WTI.

Enhanced Platform for Developing Emerging Plays. The larger cash flow base from the combined portfolio of assets and combined technical team with best-in-class core competencies positions the combined company to unlock the potential within the emerging East Duvernay Shale oil play.

Top Tier Team with a Focus on Operational Excellence. The board of directors and management will be comprised of members from both Baytex and Raging River. The combined management, technical and operational teams will be ideally positioned to continue to build on the strong operational momentum and new play development with its highly aligned strategy and culture of operational excellence and innovation. Operational momentum across the asset portfolio is expected to continue in the second half of 2018.

Increased Scale and Trading Liquidity. The combined company, with a total enterprise value of approximately $5 billion, will be a leading oil-weighted producer with a high quality asset base and unique portfolio of future catalysts. Both sets of shareholders will benefit from improved liquidity and greater institutional investor interest through Baytex’s listings on both the Toronto Stock Exchange and the New York Stock Exchange.

Board of Directors and Management Team

The combined organization will be led by Mr. Edward LaFehr, President and Chief Executive Officer of Baytex, Mr. Richard Ramsay, Chief Operating Officer of Baytex, and Mr. Rodney Gray, Chief Financial Officer of Baytex. Mr. Bruce Beynon, the current President of Raging River, will join Baytex as Executive Vice President with responsibility for Exploration, Land and Corporate Development. Mr. Jason Jaskela, the current Chief Operating Officer of Raging River, will join Baytex as Vice President of the East Duvernay Shale oil play, reporting directly to the CEO. In addition, a majority of the Raging River management team and staff will have key roles in the combined company.

The Board of Directors of the combined company will consist of six members of the Baytex Board and four members of the Raging River Board. Mr. Roszell will serve as Chairman and Mr. Raymond Chan will serve as Lead Independent Director. The Board of Directors of the combined company will also include Mr. Edward LaFehr, Mr. Mark Bly, Ms. Trudy Curran, Mr. Naveen Dargan and Mr. Gregory Melchin from the Baytex Board and Mr. Gary Bugeaud, Mr. Kevin Olson and Mr. Dave Pearce from the Raging River Board.

Summary of the Combination

Equity Value (1)	$2.8 billion
Net Debt (2)	$2.1 billion
Enterprise Value	$4.9 billion

Common Shares Outstanding	555 million

Production (3)	93,640 boe/d
Oil and NGLs	83%

Reserves at December 31, 2017 (4)
Proved developed producing	135 mmboe
Proved	338 mmboe
Proved plus probable	539 mmboe

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - June 18, 2018

Notes:

(1)	Based on the closing price of the Baytex Shares of $5.10 on June 15, 2018.

(2)	Pro forma net debt as at March 31, 2018 and inclusive of transaction costs.

(3)	Combined production based on Q1/2018 volumes of 69,522 boe/d for Baytex and 24,118 boe/d for Raging River.

(4)
Reserves based on Baytex gross reserves as at December 31, 2017, as evaluated by Sproule Unconventional Limited and Ryder Scott Company, L.P., and Raging River gross reserves as at December 31, 2017, as evaluated by Sproule Associates Limited and GLJ Petroleum Consultants Ltd.

2019 Growth Plans and Preliminary Guidance

The combined asset base has the potential to deliver approximate annual production growth of 5-10% while spending less than adjusted funds flow. Baytex is forecasting a pro forma 2018 exit production rate of approximately 97,000 to 99,000 boe/d, based on exploration and development expenditures of $350 to $375 million for the combined company in the second half of 2018.

For 2019, total exploration and development expenditures are expected to be $750 to $850 million, which is designed to generate average annual production of 100,000 to 105,000 boe/d. At the mid-point, this represents production growth of approximately 8% over 2018 pro forma average annual production. The combined company expects to generate adjusted funds flow in 2019 of approximately $1 billion, resulting in a net debt to adjusted funds flow ratio of 1.9x at year-end 2019.

Development plans for 2019 include an expanded heavy oil program in Canada with two drilling rigs running in each of Peace River (32 net wells) and Lloydminster (100 net wells), along with a consistent activity set in the Viking (275 net wells) and the Eagle Ford (30 net wells), both of which are expected to generate significant free cash flow. In addition, the combined company will continue to delineate the East Duvernay Shale oil play with an increased pace of activity (12-20 net wells).

Baytex will provide official 2019 guidance in late 2018 upon approval by the board of directors of the combined company.

Summary of Preliminary 2019 Guidance

Exploration and Development Capital	$750 - $850 million

Production	100,000 - 105,000 boe/d
Oil and NGLs	~ 85%

Bank EBITDA (1)	$1.1 billion
Adjusted Funds Flow (1)	$1.0 billion
Operating Netback (1)	$30/boe

Net Debt to Bank EBITDA (2)	1.7x
Net Debt to Adjusted Funds Flow (2)	1.9x

Notes:

(1)	Pricing assumptions: WTI - US$65/bbl; LLS - US$69/bbl; WCS differential - US$20/bbl; NYMEX Gas - US$2.75/mcf; and Exchange Rate (CAD/USD) - 1.275.

(2)	Net debt ratios based on forecast net debt at year-end 2019 and forecast 2019 Bank EBITDA and adjusted funds flow.

(3)	Certain terms referenced above are non-GAAP measures. See advisory regarding Non-GAAP Financial and Capital Management Measures at the end of the press release.

High Quality Assets

The combined company will have high quality assets and the capability to efficiently allocate capital to maximize returns. Specific highlights of the diversified oil-weighted asset base include:

Eagle Ford

Baytex’s Eagle Ford asset in South Texas is one of the premier oil resource plays in North America where strong well performance continues to be driven by enhanced completions in Karnes County. The Eagle Ford is proximal to Gulf Coast markets with light oil and condensate production priced off the LLS oil benchmark, which is a function of the Brent price. As a result, the light oil and

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - June 18, 2018

condensate production receives a premium sales price, generates strong operating netbacks and 80% to 105% IRRs at a WTI price of US$65/bbl. Production averaged 36,000 boe/d (78% oil and NGL) in Q1/2018. On a pro forma basis, this represents 38% of total production, down from 52% previously.

In the Eagle Ford, wells that commenced production in Q1/2018 established 30-day initial gross production rates of approximately 1,750 boe/d per well, a 20% improvement over wells brought on production in 2017. Two wells drilled in late 2017 in the northern Austin Chalk fracture trend achieved 30-day initial gross production rates of approximately 2,400 boe/d per well; six additional Austin Chalk wells are planned for the second half of 2018.

East Duvernay

Raging River holds a 100% working interest in greater than 260,000 net acres of lands in the emerging East Duvernay Shale oil play in central Alberta. The Duvernay is among the largest oil and gas resources in Western Canada with activity in the east shale basin increasing over the last three years in pursuit of light oil (average 36-42° API). During the first quarter of 2018, Raging River embarked on a three well evaluation program, which included an initial discovery in the Pembina area that has produced at an average rate of 430 boe/d (88% light oil and NGLs) in its first 80 days since coming on production on March 23, 2018. The well continues to produce at strong rates with the last seven days averaging 400 boe/d (88% light oil and NGLs). Given the success of the exploration program, four additional locations are being licensed offsetting the discovery well in preparation for an expanded capital program in the second half of 2018 and a 2019 plan that will include 12-20 net wells.

The two drilled and uncompleted (“DUC”) wells from the first quarter drilling program are currently being completed. Fracture stimulation operations on the second Ferrybank well have proceeded as planned with a total of 66, 100 tonne frac stages placed in the well. The second DUC well at Gilby is currently being fracture stimulated. Results from both wells are expected over the next sixty days.

Viking

Raging River has built a dominant position in the Viking light oil resource play in western Canada with over 460 net sections of highly prospective land and approximately 10 years of drilling inventory at the current pace of development. Production in the Viking averaged 23,000 boe/d in the first quarter of 2018 (approximately 36° API). The Viking generates an exceptional operating netback of approximately $44/boe at a WTI price of US$65/bbl with well payouts averaging approximately 10 months. Raging River currently has four drilling rigs running and anticipates a continuous program through year end. The Viking extended reach horizontal results continue to exceed expectations with multiple new, previously untested sections being proven as economically drillable during the first quarter. The Viking is expected to continue to generate significant free cash flow in the current commodity price environment. Waterflood initiatives continue to advance with continued positive results at Gleneath, Eureka, Plato and Forgan.

Peace River

The Peace River region, located in northwest Alberta, has been a core asset for Baytex since operations commenced in the area in 2004. Through innovative multi-lateral horizontal drilling and production techniques, Baytex’s Peace River properties generate strong capital efficiencies. Baytex’s recent northern Seal well (13-leg multi-lateral) generated a 30-day initial production rate of 900 boe/d (facility constrained); a total of 10 wells are anticipated to be drilled in the area in 2018. Production averaged 16,500 boe/d (90% heavy oil) in Q1/2018. Baytex has a dominant land position of 725 net sections and an inventory of approximately 350 drilling locations that generate 50% to 75% IRRs at a WTI price of US$65/bbl. Baytex expects to have two rigs running in the second half of the year as it continues to build operational momentum heading into 2019.

Lloydminster

Baytex’s Lloydminster region is characterized by multiple stacked pay formations at relatively shallow depths. The area has been successfully developed through vertical and horizontal drilling, water flood, steam-assisted gravity drainage operations and, more recently, the implementation of polymer flooding to further enhance reserves recovery. Baytex has adopted, where applicable, the multi-lateral well design and geosteering capability it has successfully utilized in Peace River. Lloydminster drilling locations generate 50% to 110% IRRs at a WTI price of US$65/bbl. Production averaged 10,000 boe/d (99% heavy oil) in Q1/2018. Baytex will recommence its Soda Lake multi-lateral drilling program in June and expects to have two rigs running in the second half of the year.

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - June 18, 2018

Recommendations of the Raging River Board and the Baytex Board

Based on the unanimous recommendation from a special committee comprised of independent directors of Raging River (the “Special Committee”), the Raging River Board has unanimously approved the Transaction, determined that the Transaction is in the best interests of Raging River and the holders of Raging River Shares, and has recommended that the holders of Raging River Shares vote in favour of the Transaction. GMP FirstEnergy has provided the Raging River Board with its verbal opinion that, subject to its review of the final form of documents effecting the Transaction, the consideration to be received by holders of Raging River Shares pursuant to the terms of the Arrangement Agreement is fair, from a financial point of view, to Raging River shareholders. National Bank Financial Inc. (“National Bank”) has provided the Special Committee with its verbal opinion that, subject to its review of the final form of documents effecting the Transaction, the consideration to be received by holders of Raging River Shares pursuant to the terms of the Arrangement Agreement is fair, from a financial point of view, to Raging River shareholders. All of the directors and officers of Raging River have entered into agreements with Baytex pursuant to which they have agreed to vote their Raging River Shares in favour of the Transaction.

The Baytex Board has unanimously approved the Transaction, determined that the Transaction is in the best interests of Baytex and the holders of Baytex Shares, and has recommended that the holders of Baytex Shares vote in favour of the issuance of Baytex Shares pursuant to the Transaction. CIBC World Markets Inc. (“CIBC”) has provided the Baytex Board with its verbal opinion that, subject to its review of the final form of documents effecting the Transaction, the exchange ratio pursuant to the Arrangement Agreement is fair, from a financial point of view, to Baytex. All of the directors and officers of Baytex have entered into agreements with Raging River pursuant to which they have agreed to vote their Baytex Shares in favour of the Transaction.

Additional Transaction Details

Baytex and Raging River have entered into the Arrangement Agreement pursuant to which Baytex and Raging River have agreed that the Transaction will be effected by way of a plan of arrangement of Raging River under the Business Corporations Act (Alberta). The Transaction will result in holders of Raging River Shares receiving, directly or indirectly, approximately 315 million Baytex Shares for all of the outstanding Raging River Shares, subject to the terms and conditions of the Arrangement Agreement. The outstanding long-term notes of Baytex will remain outstanding following completion of the merger.

The Transaction requires approval by at least 66⅔% of the votes cast by holders of Raging River Shares present in person or represented by proxy at a special meeting of holders of Raging River Shares to be called to consider the Transaction and a majority of the votes cast by holders of Raging River Shares after excluding the votes cast by those persons whose votes may not be included under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

The issuance of the Baytex Shares pursuant to the Transaction requires approval by at least 50% of the votes cast by holders of Baytex Shares represented in person or by proxy at a special meeting of holders of Baytex Shares to be called to consider the issuance of Baytex Shares pursuant to the Transaction, as required by the rules of the Toronto Stock Exchange.

The Arrangement Agreement contemplates that Baytex and Raging River shareholders will hold their respective shareholder meetings in August 2018. It is expected that a joint management information circular will be sent to the shareholders of each of Baytex and Raging River in mid-July 2018. Closing of the Transaction is expected to occur in August 2018.

The Arrangement Agreement provides for mutual non-solicitation covenants, subject to the fiduciary duty obligations of each of the Raging River Board and the Baytex Board, and the right to match any superior proposal received by either party. The Arrangement Agreement provides for mutual non-completion fees of $50 million in the event the Transaction is not completed or is terminated by either party in certain circumstances.

The Arrangement Agreement provides that completion of the Transaction is subject to certain conditions, including the receipt of all required regulatory approvals, the approval of the Toronto Stock Exchange and the New York Stock Exchange, the approval of the shareholders of Baytex and Raging River (as described above), the approval of the Court of Queen's Bench of Alberta and approval under the Competition Act (Canada).

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - June 18, 2018

Advisors

CIBC and Scotiabank acted as co-financial advisors to Baytex with respect to the Transaction. Stikeman Elliott LLP is acting as Baytex’s legal advisor.

GMP FirstEnergy is acting as exclusive financial advisor to Raging River and National Bank is acting as advisor to the Special Committee with respect to the Transaction. Burnet, Duckworth & Palmer LLP is acting as Raging River’s legal advisor.

Conference Call and Webcast

Baytex and Raging River will host a conference call and webcast to discuss the proposed merger today. The details of the conference call and webcast are below.

An updated corporate presentation highlighting the strategic combination of Baytex and Raging River is available on Baytex’s website at www.baytexenergy.com and Raging River’s website at www.rrexploration.com.

Conference Call Today 8:00 a.m. MDT (10:00 a.m. EDT)
Baytex and Raging River will host a conference call today, June 18, 2018, starting at 8:00am MDT (10:00am EDT). To participate, please dial toll free in North America 1-800-319-4610 or international 1-416-915-3239. Alternatively, to listen to the conference call online, please enter http://services.choruscall.ca/links/baytex20180618.html in your web browser.

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex’s website at www.baytexenergy.com.

Advisory Regarding Forward-Looking Statements

In the interest of providing the shareholders of Baytex and Raging River and potential investors with information regarding Baytex, Raging River and the combined company resulting from the Transaction, including management's assessment of future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our expectation that the combined organization will be a top tier North American oil producer well-capitalized, with exceptional assets and a strong balance sheet, be oil-weighted and have an attractive growth and free cash flow profile; our estimates for the combined organization’s 2019 annual average production, exploration and development capital, debt adjusted per share growth, adjusted funds flow, sustaining capital, net debt to adjusted funds flow and operating netback; the expected timing for closing the Transaction; the expected composition of the Board of Directors and management team of the combined company; the expected benefits of the Transaction; the ability of the combined company to advance the East Duvernay Shale light oil opportunity; the expectation that the Transaction offers substantial value to all shareholders of Raging River and Baytex incremental to what each company could deliver on its own; the expectation that the combined company will deliver industry leading returns, attractive production growth, strong free cash flow generation, have a strong balance sheet, retain substantial torque to higher crude oil prices and be able to optimize its capital investment program across high rate of return assets; expectations as to the combined company's inventory and ability to deliver top tier returns on invested capital and meaningful organic production growth; the combined company's estimates of reserves and reserves life index; expectations as to the combined company's annual production growth rate, forecast 2019 average annual production, adjusted funds flow, free cash flow and free cash flow net of sustaining capital; expectations that the combined company will be well-positioned to pursue organic growth, further reduce debt, pursue strategic acquisitions, and/or reinstate a dividend; the impact of each US$5/bbl increase in the price of WTI above US$65/bbl on the combined company’s free cash flow; the 2019 net debt to adjusted funds flow ratio; that the combined company will have the ability to internally fund the growth of its projects; expected internal rates of return, undiscounted payout range, capital efficiencies and drilling inventory of the combined company; expectations as to how the combined company will manage its portfolio of assets; the expectation that the combined company will be able to provide more profitable growth than either company could achieve on a stand-alone basis; that the combined company will have a diverse marketing portfolio and the percentage of exposure to various benchmark prices for crude oil; that the combined company is positioned to unlock the East Duvernay Shale oil play; that the combined company will continue to build on strong operational momentum; the expectation that shareholders of the combined company will benefit from improved liquidity and greater institutional investor interest; guidance relating to annual production growth, the 2018 production exit rate and, for 2019, exploration and development expenditures, average annual production, the percentage of production that will be oil and NGLs, Bank EBITDA, adjusted funds flow, operating netback, year-end net debt to adjusted funds flow ratio and year-end net debt to Bank EBITDA ratio; expectations as to drilling and completion programs associated with certain assets of the combined company; in the Eagle Ford: that production receives premium sales price, that operating netbacks are strong and the IRR of wells at $65 WTI; in the East Duvernay: the drilling plans for 2018-2019 and upcoming well completion plans; in the Viking: the impact of extended reach horizontal wells and that it will continue to generate significant free cash flow; in Peace River: the inventory, the IRR of wells at $65 WTI and drilling plans for the remainder of the year; in Lloydminster: the IRR of wells at $65 WTI and drilling plans for the remainder of the year; the timing and anticipated dates for mailing the joint management information circular to Baytex and Raging River shareholders and the shareholder meetings; and certain other matters relating to the Transaction.

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - June 18, 2018

In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that they can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: the timing of receipt of regulatory and shareholder approvals for the Transaction; the ability of the combined company to realize the anticipated benefits of the Transaction; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; the ability to add production and reserves through exploration and development activities; capital expenditure levels; the ability to borrow under credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; the ability to develop crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex and Raging River at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: completion of the Transaction could be delayed if parties are unable to obtain the necessary regulatory, stock exchange, shareholder and court approvals on the timeline planned; the Transaction will not be completed if all of these approvals are not obtained or some other condition of closing is not satisfied; the volatility of oil and natural gas prices and price differentials; the availability and cost of capital or borrowing; that credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in debt agreements; risks associated with a third-party operating the combined company's Eagle Ford properties; availability and cost of gathering, processing and pipeline systems; public perception and its influence on the regulatory regime; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with hedging activities; the cost of developing and operating assets; depletion of reserves; risks associated with the exploitation of properties and ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating oil and natural gas reserves; inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of operations; risks associated with large projects; risks related to thermal heavy oil projects; risks associated with use of information technology systems; risks associated with the ownership of Baytex, Raging River or the combined company securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond control. These and additional risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2017, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in Raging River's Annual Information Form for the year ended December 31, 2017, filed with Canadian securities regulatory authorities and in Baytex's and Raging River's other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on the combined company's current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex or Raging River that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and neither Baytex nor Raging River undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Non-GAAP Financial and Capital Management Measures
This press release contains certain financial measures that do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures. These non-GAAP measures may not be comparable to similar measures presented by other issuers. “Adjusted funds flow”, “Bank EBITDA”, “free cash flow”, “internal rate of return”, “net debt” and “operating netback” are not recognized measures under IFRS, but are presented in this press release as they relate to the combined company.

“Adjusted funds flow” is defined as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement obligations settled. Management of Baytex and Raging River consider adjusted funds flow a key measure of performance as it demonstrates the combined entity’s ability to generate the cash flow necessary to fund capital investments, debt repayment, settlement of abandonment obligations and potential future dividends. In addition, the ratio of net debt to adjusted funds flow is used to manage the combined company’s capital structure.

“Bank EBITDA” is defined as consolidated net income attributable to shareholders before interest, taxes, depletion and depreciation, and certain other non-cash items as set out in the credit agreement governing Baytex’s revolving credit facilities. Management of Baytex and Raging River use Bank EBITDA to measure compliance with certain financial covenants in Baytex’s credit agreement.

“Free cash flow” is defined as adjusted funds flow less sustaining capital. Sustaining capital is an estimate of the amount of exploration and development capital required to offset production declines on an annual basis and maintain flat production volumes.

“Free cash flow yield” is calculated as free cash flow divided by market capitalization (share price multiplied by number of shares outstanding).

“Internal rate of return” of “IRR” is a rate of return measure used to compare the profitability of an investment and represents the discount rate at which the net present value of costs equals the net present value of the benefits. The higher a project’s IRR, the more desirable the project.

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - June 18, 2018

“Net debt” is defined as the sum of monetary working capital (which is current liabilities (excluding current financial derivatives and onerous contracts)) and the principal amount of both the long-term notes of Baytex and the bank loans of Baytex and Raging River. Management of Baytex and Raging River believe that net debt assists in providing a more complete understanding of the combined company’s cash liabilities.

“Operating netback” is defined as petroleum and natural gas sales less blending expense, royalties, production and operating expense and transportation expense divided by barrels of oil equivalent sales volume for the applicable period. Management of Baytex and Raging River believe that operating netback assists in characterizing the combined company’s ability to generate cash margin on a unit of production basis.

Advisory Regarding Oil and Gas Information
The reserves information contained in this press release has been prepared in accordance with National Instrument 51-101 -Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators ("NI 51-101"). Listed below are cautionary statements that are specifically required by NI 51-101:

•
Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

•	This press release contains estimates of the net present value of future net revenue from reserves. Such amounts do not represent the fair market value of reserves.

This press release discloses drilling inventory and potential drilling locations. Drilling inventory and drilling locations refers to the combined company’s total proved, probable and unbooked locations. Proved locations and probable locations account for drilling locations in our inventory that have associated proved and/or probable reserves. Unbooked locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations are farther away from existing wells and, therefore, there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty whether such wells will result in additional oil and gas reserves, resources or production. In the Eagle Ford, the combined company’s net drilling locations include 187 proved, 69 probable and 263 unbooked locations. In the Viking, the combined company’s net drilling locations include 1,109 proved, 51 probable and 1,340 unbooked locations. In Peace River, the combined company’s net drilling locations include 73 proved, 91 probable and 204 unbooked locations.  In Lloydminster, the combined company’s net drilling locations include 213 proved, 47 probable and 690 unbooked locations. In the East Duvernay Shale, the combined company’s net drilling locations include 2 proved, 2 probable and 746 unbooked locations.

References herein to average 30-day initial production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for us or the assets for which such rates are provided. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, we caution that the test results should be considered to be preliminary.
Notice to United States Readers
The petroleum and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") requires oil and gas issuers, in their filings with the SEC, to disclose only "proved reserves", but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers disclose their reserves in accordance with NI 51-101, which requires disclosure of not only "proved reserves" but also "probable reserves" and permits the optional disclosure of "possible reserves". Additionally, NI 51-101 defines "proved reserves", "probable reserves" and "possible reserves" differently from the SEC rules. Accordingly, proved, probable and possible reserves disclosed in this press release may not be comparable to United States standards. Probable reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. Possible reserves are higher risk than probable reserves and are generally believed to be less likely to be accurately estimated or recovered than probable reserves.

In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments.

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release - June 18, 2018

Baytex Energy Corp.

Baytex is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 80% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit the company website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

Raging River Exploration Inc.
Raging River is a crude oil and natural gas exploration, development and production company based in Calgary, Alberta, Canada The Company’s operations are in the Viking light oil resource play in western Canada in addition to the recently added East Duvernay Shale oil play. Raging River’s common shares trade on the Toronto Stock Exchange under the symbol RRX.

For further information about Raging River, please visit the company website at www.rrexploration.com or contact:

Mr. Neil Roszell, P. Eng.	Mr. Bruce Beynon, P. Geol	Mr. Jerry Sapieha, CA
CEO and Executive Chairman	President	Vice President, Finance and Chief Financial Officer
Tel: (403) 767-1250	Tel: (403) 767-1251	Tel: (403) 767-1265